Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Nine Months Ended September 30, 2008	Twelve Months Ended September 30, 2008	Years Ended December 31,
			2007	2006	2005	2004	2003
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$1,154	$1,348	$977	$762	$754	$929	$875
Fixed charges included in the determination of net income	264	347	328	313	333	258	309

Total earnings, as defined	$1,418	$1,695	$1,305	$1,075	$1,087	$1,187	$1,184

Fixed charges, as defined:
Interest charges	$254	$333	$320	$311	$329	$256	$318
Preference security dividend requirements of consolidated subsidiaries	20	26	25	25	25	25	25
Rental interest factor	10	14	12	11	10	9	10

Total fixed charges, as defined	$284	$373	$357	$347	$364	$290	$353

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.99	4.54	3.66	3.10	2.99	4.09	3.35